Exhibit 99.1

ROYAL BANK OF CANADA

Annual Meeting of Common Shareholders

Toronto, Ontario – April 6, 2017

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Common Shareholders of Royal Bank of Canada (the “Bank”) held on April 6, 2017. Full details of these matters are set out in the Management Proxy Circular issued in connection with this meeting, which is available at http://www.rbc.com/investorrelations/index.html. The vote on each matter was conducted by ballot.

1.	Election of Directors

Each of the 13 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Andrew A. Chisholm	736,024,706	99.48%	3,864,684	0.52%
Jacynthe Côté	736,295,662	99.51%	3,593,729	0.49%
Toos N. Daruvala	735,447,081	99.40%	4,442,310	0.60%
David F. Denison	734,015,717	99.21%	5,873,673	0.79%
Richard L. George	735,829,640	99.45%	4,058,471	0.55%
Alice D. Laberge	734,258,412	99.24%	5,629,699	0.76%
Michael H. McCain	728,369,887	98.44%	11,518,224	1.56%
David McKay	736,966,093	99.60%	2,922,790	0.40%
Heather Munroe-Blum	735,774,238	99.44%	4,114,521	0.56%
Thomas A. Renyi	727,068,219	98.27%	12,821,311	1.73%
Kathleen Taylor	731,017,861	98.80%	8,872,202	1.20%
Bridget A. van Kralingen	735,225,190	99.37%	4,664,341	0.63%
Thierry Vandal	735,305,151	99.38%	4,583,874	0.62%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as the auditor of the Bank.

Votes For	% For	Votes Withheld	% Withheld
771,497,612	99.68%	2,446,755	0.32%

3.	Advisory vote on approach to executive compensation

Votes For	% For	Votes Against	% Against
704,696,123	95.25%	35,179,304	4.75%

4.	Proposal No. 1: Withdrawal from tax havens

Votes For	% For	Votes Against	% Against	Abstentions*
14,916,215	2.03%	719,694,266	97.97%	5,256,088

5.	Proposal No. 2: Lobbying

Votes For	% For	Votes Against	% Against	Abstentions*
310,400,954	42.25%	424,241,017	57.75%	5,235,529

6.	Proposal No. 3: Binding shareholder vote on executive compensation

Votes For	% For	Votes Against	% Against	Abstentions*
24,799,062	3.37%	710,836,143	96.63%	4,242,398

7.	Proposal No. 4: Board size by-law

Votes For	% For	Votes Against	% Against	Abstentions*
19,388,933	2.64%	716,144,048	97.36%	4,344,492

8.	Proposal No. 5: Proxy access by-law

Votes For	% For	Votes Against	% Against	Abstentions*
344,189,714	46.83%	390,804,925	53.17%	4,882,077

9.	Proposal No. 6: Shareholder approval of retirement and severance agreements

Votes For	% For	Votes Against	% Against	Abstentions*
30,555,812	4.16%	704,654,187	95.84%	4,669,100

10.	Proposal No. 7: Placement of shareholder proposals in circular

Votes For	% For	Votes Against	% Against	Abstentions*
22,572,479	3.07%	712,272,881	96.93%	5,037,784

*	An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.